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Emerson Galfo · 3rd

CFO = Number 1 + Pepper Potts

Louisville, Kentucky, United States · Contact info

500+ connections

Convergence of 4 Dimensions LLC

De La Salle University

Experience

CFO
Convergence of 4 Dimensions LLC
Apr 2016 – Present · 5 yrs 10 mos
San Francisco Bay Area

Building the finance and operations infrastructures for a cross reality (virtual/augmented) and cross platform (devices) virtual gaming universe that has a blockchain backbone.

The first phase of our project is our Player Acquisition Engine (Prize neXus Kiosk) that offers NFTs from Game Developers/Studios as Redemption Prizes in Family Entertainment Centers (arcades).

CONVERGENCE of 4 Dimensions | XR –...

Principal
C-Suite Services
2010 – Present · 12 yrs
San Francisco Bay Area

• Providing consulting C-Level services (CFO/COO) and helping CEOs/Boards achieve their goals for the company either by change/turnaround management; establishing and/or scaling-up operational and financial structure; growing the business; improving business performance or a successful exit. Serving small to mid-sized companies (start-up to mature con ...see more

Contributor
Proformative
2014 – 2016 · 2 yrs
San Francisco Bay Area

As of Sept.12, 2016 over 827 answers and comments on the site's Question and Answer Forum regarding a wide range of topics from Accounting, Finance, HR, IT, General Management, career advice,Strategy, etc.. These answers and comments show more about me and what I bring to the table for CEOs and Board of Directors more than any int ...see more

Board Member
Golden Gate Opera
2012 · less than a year
Sausalito, Ca

A non-profit organization whose mission is to enrich the community's experience by providing access to a myriad of fine arts found in live, professional opera. GGO inspires people of all ages, cultural and economic backgrounds to appreciate the arts, life and learning through high quality performances and educational programs. Recruited to rationalize fund ...see more

CFO
Quicksort, Inc,
2008 – 2009 · 1 yr
San Ramon, CA

A $90M privately held/family owned B2B service company. Recruited to enhance company

A $90M privately held/family owned B2B service company. Recruited to enhance company value and make the company more attractive to potential buyers. (Sold to Pitney Bowes)

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Education

De La Salle University
Master in Business Adminstiration, Information Systems
1988 – 1993

San Beda University
Bachelor of Science in Commerce, Accounting
1982 – 1986
Activities and Societies: Volleyball Varsity Team Junior Philippine Institute of Accountants St. Benedict's Crusade Bedan Student Catholic Action Peer Facilitator's Program

Notre Dame of Greater Manila
High School
1978 – 1982

Licenses & certifications

CPA - Phils.
Professional Regulation Commission - Philippines
Issued 1988 · No Expiration Date